

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2012

Via E-mail
Mark McLaughlin
President
Immudyne, Inc.
50 Spring Meadow Rd.
Mount Kisco, NY 10549

> **Re: Immudyne, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 5, 2012**
> **File No. 333-184487**

Dear Mr. McLaughlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Risk Factors, page 4
"We derive a substantial part of our sales from one major customer.." page 6

1. We note your response to our prior comment number 8 in which we asked you to disclose here, as you had done previously in the Business section, the name of your major customer. Please name the major customer here and in the Business section or provide us with an analysis supporting your determination that the name of this customer is not material to investors. Please note that if you wish the Staff to consider any information in your response letter on a confidential basis, you should provide such information in accordance with the requirements and procedures set forth under Rule 83 of the Commission's Rules of Practice. Please see http://www.sec.gov/foia/conftreat.htm.

Our Business, page 26

2. Please identify which research facility, institution or doctor conducted the side by side comparison analysis between your product and other beta glucan products of your competitors. Please discuss how many other products your product was compared against and what were the specific factors or findings that led you to conclude that your yeast beta glucan is a superior yeast beta glucan.

3. Please expand your disclosure regarding the healthcare professionals that have taken an interest in your immune-support products. Clarify the type of healthcare professionals (i.e. licensed physicians, alternative medicine practitioners, scientists, researchers, etc.) and whether such expressions of interest have resulted in research studies or increased use or recommendation of your product.

4. Please name the medical institutions and medical doctors who conduct testing, analysis and beta work for your specific products on your behalf. Please describe how such work is funded and whether you have formal clinical development or research agreements with such institutions and/or physicians.

Certain Relationships and Related Party Transactions, page 36

5. Please clarify whether Akin, Gump also defers without interest payments due under the royalty agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Dan Greenspan, Legal Branch Chief at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

<u>Via E-mail</u>
cc: Gerald A. Adler, Esq.
        Mitul Patel, Esq.
        Newman & Morrison LLP
        44 Wall Street, 20th Floor
        New York, NY 10005